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EMAIL:  KSCHLESINGER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2252

September 15, 2015

VIA EDGAR

Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trans-Lux Corporation
Pre-effective Amendment 4
to Registration Statement on Form S-1
File No. 333-205273

Dear Ms. Long:

On behalf of Trans-Lux Corporation (the “Company”), transmitted herewith is Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (File No. 333-205273) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2015, as amended by Amendment No. 1 filed with the Commission on July 31, 2015, Amendment No. 2 filed with the Commission on August 7, 2015 and Amendment No. 3 filed with the Commission on August 19, 2015 (the “Registration Statement”).

Amendment No. 4 to the Registration Statement includes pricing information, the legal opinion of Olshan Frome Wolosky LLP, and certain other ministerial changes. We would appreciate if the Commission would promptly respond with any questions or comments to Amendment No. 4, so that the Company may request acceleration of effectiveness as soon as possible. Please direct any such questions to the undersigned by telephone at (212) 451-2252, by email at kschlesinger@olshanlaw.com or by facsimile at (212) 451-2222.

Thank you for your assistance.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Enclosure

cc:           Jean-Marc Allain

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